                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                         Subject Company:  Snyder Communications
                                                    Commission File No:  1-12145

On April 4, 2000, Havas Advertising and Snyder Communications issued the following joint press release related to the proposed acquisition of Snyder Communications by Havas Advertising:

COMPANY PRESS RELEASE

       HAVAS ADVERTISING AND SNYDER COMMUNICATIONS FILE NOTIFICATION AND
         REPORT FORMS WITH THE FEDERAL TRADE COMMISSION AND ANTITRUST
                     DIVISION OF THE DEPARTMENT OF JUSTICE

LEVALLOIS, FRANCE and BETHESDA, MD, APRIL 4, 2000 - Havas Advertising (Paris Stock Exchange:EUROPA) and Snyder Communications, Inc. (NYSE:SNC) today filed the required notification and report forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the previously announced merger of Havas Advertising and Snyder Communications.

Upon the completion of the merger, holders of SNC common stock will receive American Depositary Shares (ADSs) of Havas Advertising having a value of $29.50 per share of SNC common stock, subject to certain "collar" provisions depending on the market price of the Havas Advertising ordinary shares underlying the Havas Advertising ADSs for the 20 trading days leading up to the merger, as provided under the terms of the merger agreement. Snyder Communications' Circle.com common stock (Nasdaq:CIRC), the tracking stock for Snyder Communications' Internet services business, will remain outstanding after the merger.

In addition to antitrust approval, the completion of the merger transaction is subject to shareholder approval and customary closing conditions. The parties anticipate the merger will be completed in the second or third quarter of this year.

FORWARD-LOOKING INFORMATION

This news release contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed merger of Havas Advertising and Snyder Communications. Those include statements regarding the anticipated completion date of the transaction. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the operations of Snyder Communications into the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications will be filing a proxy statement/ prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the proxy statement/prospectus when it is filed with the SEC.

CONTACTS:

FRANCE:
HAVAS ADVERTISING
Alain Camon  33 1 41 34 30 51
Robert McCann  33 1 41 34 36 32
     or
U.S.:
SNYDER COMMUNICATIONS, INC.
Clay Perfall
301/571-6270
     or
ARNOLD PUBLIC RELATIONS
John Isaf
617/587-8923

                                    *  *  *

On April 20, 2000, Havas Advertising and Snyder Communications issued the following joint press release related to the proposed acquisition of Snyder Communications by Havas Advertising:

COMPANY PRESS RELEASE

  SNYDER COMMUNICATIONS AND HAVAS ADVERTISING RECEIVE ANTI-TRUST APPROVAL OF
    MERGER FROM THE FEDERAL TRADE COMMISSION AND THE DEPARTMENT OF JUSTICE

LEVALLOIS, FRANCE and BETHESDA, MD, APRIL 20, 2000 - Snyder Communications,
Inc. (NYSE:SNC) and Havas Advertising (Paris Stock Exchange:EU.PA) today announced they were granted an early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to commence the previously announced merger of Havas Advertising and Snyder Communications.

Snyder Communications and Havas Advertising anticipate the merger will be completed in the second or third quarter of this year. The completion of the merger transaction is subject to shareholder approval and customary closing conditions.

Upon the completion of the merger, holders of SNC common stock will receive American Depositary Shares (ADSs) of Havas Advertising having a value of $29.50 per share of SNC common stock, subject to certain "collar" provisions depending on the market price of the Havas Advertising ordinary shares underlying the Havas Advertising ADSs for the 20 trading days leading up to the merger, as provided under the terms of the merger agreement. Snyder Communications' Circle.com common stock (Nasdaq:CIRC), the tracking stock for Snyder Communications' Internet services business, will remain outstanding after the merger.

FORWARD-LOOKING INFORMATION

This news release contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed merger of Havas Advertising and Snyder Communications. Those include statements regarding the anticipated completion date of the transaction. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the operations of Snyder Communications into the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the proxy statement/prospectus when it is filed with the SEC.

CONTACTS:

INVESTOR CONTACT:
U.S.:
SNYDER COMMUNICATIONS, INC.
Clay Perfall
Chief Financial Officer
301/571-6270
     or
FRANCE:
HAVAS ADVERTISING
Alain Camon  33 1 41 34 30 51
     or
Robert McCann  33 1 41 34 36 32
     or
MEDIA CONTACT:
ARNOLD PUBLIC RELATIONS
Bill Alberti
617/587-8912